UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-38764

Aptorum Group Limited

17 Hanover Square, London, W1S 1BN

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The Registrant is filing this Report on Form 6-K to provide its proxy statement for its 2021 annual general meeting of shareholders. The 2021 annual general meeting of shareholders will be held on December 2, 2021, at 8:00 p.m., Hong Kong local time, at Meeting Room 06, 1/F, Building 1E, Hong Kong Science Park, N.T., Hong Kong. The Registrant also issued a press release on October 19, 2021, disclosing the details about the 2021 annual general meeting of shareholders. Copy of the proxy statement, proxy card and press release are attached hereto as Exhibit 99.1, 99.2 and 99.3, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2021

Aptorum Group Limited

By:	/s/ Sabrina Khan
Sabrina Khan
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	2021 Notice of Annual General Meeting of Shareholders and Proxy Statement

99.2	Form of Proxy Card

99.3	Press Release

3